July 20, 2021

VIA EDGAR TRANSMISSION AND FEDEX

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention:	Mr. Nicholas Lamparski

Ms. Mara Ramson

Re:	Xponential Fitness, Inc.

Registration Statement on Form S-1

Registration No. 333-257443

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-257443) (the “Registration Statement”) of Xponential Fitness, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 P.M. Eastern Time on July 22, 2021, or as soon as practicable thereafter, or at such other time as our legal counsel, Davis Polk & Wardwell LLP, may request by a telephone call to the staff of the U.S. Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Davis Polk & Wardwell LLP, by calling Alan F. Denenberg at (650) 752-2004.

Very truly yours,

Xponential Fitness, Inc.

By:	/s/ Anthony Geisler
	Name:	Anthony Geisler
	Title:	Chief Executive Officer